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                          November 2, 2020

       Federico Trucco, Ph.D.
       Chief Executive Officer
       Bioceres Crop Solutions Corp.
       Ocampo 210 bis Predio CCT,
       Rosario, Santa Fe, Argentina

                                                        Re: Bioceres Crop
Solutions Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed October 30,
2020
                                                            File No. 333-249770

       Dear Dr. Trucco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Conrado Tenaglia, Esq.